UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: December 6, 2012

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated December 6, 2012, entitled “Further Delay in Dispatch of Circular in Relation to the Major Transaction of the Proposed Acquisition of Nexen”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

FURTHER DELAY IN DISPATCH OF CIRCULAR
IN RELATION TO THE MAJOR TRANSACTION OF THE PROPOSED ACQUISITION OF NEXEN

Reference is made to the Company’s announcements dated 23 July 2012, 10 August 2012 and 21 September 2012 (the “Announcements”) in relation to the Proposed Acquisition by the Company (through its wholly-owned subsidiary, the Purchaser) of the Nexen Shares pursuant to a Plan of Arrangement under the CBCA. Capitalized terms used herein shall have the same meanings as those defined in the Announcements unless the context requires otherwise.

This announcement is made pursuant to Rule 14.36A of the Listing Rules.

As additional time is required for the Company to prepare and finalize the content of the information for inclusion in the circular, the Hong Kong Stock Exchange has granted a waiver to the Company from strict compliance with Rule 14.41 of the Listing Rules and further extended the dispatch date of the circular to on or before 31 December 2012.

By Order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 6 December 2012

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang